

September 7, 2011

David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

>   **Re: Ally Financial Inc.**
>   **Amendment No. 4 to the Registration Statement on Form S-1**
>   **Filed August 18, 2011**
>   **File No. 333-173198**

Dear Mr. DeBrunner:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 18, 2011

General

1. Please revise the last sentence of footnote (4) on the registration statement cover page to clarify that you are not registering an indeterminable number of shares of common stock that may become issuable upon settlement of the stock purchase contracts, but rather that pursuant to Rule 416 the registration statement will be deemed to cover additional securities to be offered or issued in connection with any stock split, stock dividend and anti-dilution provisions of the stock purchase contracts. Please make changes consistent with your response to comment 1 in our letter dated June 9, 2011.

2. We note that Saab is experiencing financial difficulties. We also note that Ally is the preferred source of wholesale and retail financing for qualified Saab dealers and customers in North America and internationally and the recommended provider of finance and insurance products and services for Saab dealerships in the United States. Please revise to disclose, where appropriate, what effect Saab's deteriorating financial condition has had or could have on Ally's operations.

Private Mortgage Insurance, page 171

3. We note your responses to comments 4 and 2 in our letters dated June 9, 2011 and July 15, 2011, respectively. Please revise this section to disclose, if accurate, that management does not believe there is a risk of future material payments related to mortgage insurance rescissions.

Legal Proceedings, page 213

4. We note that the Federal Housing Finance Agency has filed a lawsuit against Ally alleging violations of federal securities laws and common law in the sale of residential mortgage-backed securities to Freddie Mac. Please revise this section to disclose the information required by Item 103 of Regulation S-K as it relates to this matter. Also disclose the amount of securities that is the subject of the lawsuit.

Note 24 - Contingencies and Other Risks

Mortgage Foreclosure Matters, page F-83

5. We note your response to comment 12 in our letter dated July 15, 2011, as well as your updated interim disclosures. Your disclosure states that you are not able to provide an estimate or range of reasonably possible losses related to such matters. We note from external sources that there have been ongoing negotiations between regulators and financial institutions, including Ally, with proposed settlements of $20-$25 billion. Tell us if you have participated in settlement negotiations, and if so, explain in greater detail how you determined a range of reasonably possible losses was not possible.

6. In addition to our comment above, please tell us what consideration you gave to disclosing litigation contingencies in your critical accounting estimates in your MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
       Richard A. Drucker, Esq.
        Davis Polk & Wardwell LLP